EXHIBIT 99.1

DeFi Technologies Announces Landmark Milestone for Venture Portfolio Company Stablecorp as QCAD Becomes Canada's First Compliant CAD Stablecoin

TORONTO, Nov. 26, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its venture portfolio company Canada Stablecorp Inc. ("Stablecorp") and the QCAD Digital Trust have achieved a significant national milestone, with QCAD approved as Canada's first compliant CAD stablecoin.

Stablecorp announced that, following a multi-year regulatory approval process, the QCAD Digital Trust has received a final receipt for the prospectus qualifying the distribution of QCAD tokens pursuant to Canada's current regulatory framework for stablecoins. This milestone establishes a new benchmark for compliant, CAD-denominated digital money and lays the groundwork for broader adoption of tokenized Canadian dollars across payments and capital markets.

Stablecorp is part of DeFi Technologies' venture portfolio, following the strategic investment and commercial collaboration first announced on September 25, 2025. Through this partnership, DeFi Technologies intends to help scale QCAD as a core Canadian-dollar rail across its product and trading platform.

How DeFi Technologies Plans to Support QCAD

DeFi Technologies and Stablecorp intend to focus on scaling QCAD across three core areas:

  Product development:
  DeFi Technologies, directly and through Valour Inc. ("Valour"), plans to develop QCAD-integrated products, including CAD-linked ETPs, yield products, and structured solutions that provide regulated access to the digital asset economy for retail and institutional investors.
  Liquidity and market access:
  DeFi Technologies is positioned as a preferred liquidity provider for QCAD, supporting institutional-grade execution, on/off-ramps, and mint/redeem flows in key corridors such as Canada–U.S. trade and cross-border payments.
  Security and future-proofing:
  In coordination with BTQ Technologies Corp. ("BTQ"), a quantum security leader and partner to DeFi Technologies, the Company intends to support the development of a post-quantum security roadmap for QCAD as volumes and systemic importance scale over time.

"With this milestone, we have laid the rails for a new financial system—one that is more open, efficient, and accessible for every Canadian," said Kesem Frank, Stablecorp CEO. "We are excited to work with our DeFi Technologies partners in positioning QCAD as more than just a token; rather as a key to unlocking Canada's digital potential."

"QCAD's approval as Canada's first compliant CAD stablecoin is a pivotal milestone for Stablecorp and for the Canadian digital asset market," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies. "Having a fully regulated Canadian-dollar rail fits squarely within our strategy of backing category-defining infrastructure and allows us to support QCAD's growth across our platform and our broader institutional network."

"From a business perspective, QCAD gives us a powerful building block for the next phase of DeFi Technologies' growth," said Andrew Forson, President of DeFi Technologies. "We see opportunities to launch CAD-linked ETPs and structured products, deepen institutional on- and off-ramp flows, and ultimately create new, recurring fee and spread revenue streams, all while aligning with Canada's evolving regulatory framework for digital assets."

About the QCAD Digital Trust and Stablecorp
The QCAD Digital Trust is an Ontario trust that holds the reserve assets on behalf of holders of QCAD. Stablecorp is one of Canada's leading digital asset infrastructure companies, focused on building professional-grade blockchain solutions. In partnership with industry leaders, Stablecorp creates refined, scalable and compliant products, such as QCAD, that serve as the foundation for the next generation of financial services. Further information about QCAD, including the reserve assets and the terms and conditions associated with the QCAD program can be found on the Stablecorp website (www.stablecorp.ca) and under the trust's profile on SEDAR+ at www.sedarplus.ca.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to commercial collaborations with Stablecorp and BTQ; regulation and scaling of the QCAD stablecoin; investor confidence in digital assets generally; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 26-NOV-25